UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EHAVE, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

28238M205

(CUSIP Number)

Jonathan D. Leinwand, Esq.

Jonathan D. Leinwand, P.A.

18851 NE 29th Ave., Suite 1011

Aventura, Florida 33180

(954) 903-7859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27th 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238M205
1. Names of Reporting Persons Sruli Weinreb
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,549,914
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,549,914
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,549,914
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 45.5% (1)
14. Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 25,413,839 common shares, no par value, of the issuer outstanding as of April 15, 2019, as disclosed in the Form 20-F for the fiscal year ended December 31, 2018, filed on May 15, 2019, by the issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 28238M205
1. Names of Reporting Persons Anthony Heller
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,549,914
9. Sole Dispositive Power 0
10. Shared Dispositive Power 11,549,914
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,549,914
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 45.5% (1)
14. Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 25,413,919 common shares, no par value, of the issuer outstanding as of the date of this report as reported by the Issuer’s transfer agent.

CUSIP No. 28238M205
1. Names of Reporting Persons Plazacorp Investments Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,862,205
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,862,205
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,862,205
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 11.3% (1)
14. Type of Reporting Person (See Instructions) CO

(1)	Based upon 25,413,919 common shares, no par value, of the issuer outstanding as of the date of this report as reported by the Issuer’s transfer agent.

CUSIP No. 28238M205
1. Names of Reporting Persons Helmsquire Holdings Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,687,709
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,687,709
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,687,709
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 34.2% (1)
14. Type of Reporting Person (See Instructions) CO

(1)	Based upon 25,413,919 common shares, no par value, of the issuer outstanding as of the date of this report as reported by the Issuer’s transfer agent.

CUSIP No. 28238M205
1. Names of Reporting Persons KW Capital Partners Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,687,709
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,687,709
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,687,709
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 34.2% (1)
14. Type of Reporting Person (See Instructions) CO

(1)	Based upon 25,413,919 common shares, no par value, of the issuer outstanding as of the date of this report as reported by the Issuer’s transfer agent.

Item 1. Security and the Issuer

This Schedule 13D (this “Schedule 13D”) relates to common shares, no par value (the “Common Shares”), of Ehave, Inc., an Ontario corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 277 Lakeshore Road East, Suite 203, Oakville, Ontario, Canada L6J 6J3.

On May 28, 2019, the Issuer effected a share consolidation at a ratio of 100 pre-consolidation Common Shares to one post-consolidation Common Share (the “Share Consolidation”). As a result, every 100 issued and outstanding Common Shares (and Common Shares held in treasury) were automatically converted into one Common Share. In addition, a proportionate adjustment was made to the per share exercise price and the number of Common Shares issuable upon conversion of the Issuer’s outstanding shares of preferred stock and exercise of all outstanding stock options and warrants to purchase Common Shares. Except as otherwise provided herein, all share and per-share amounts of the Issuer’s Common Shares have been adjusted to give effect to the Share Consolidation for all periods presented.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of Anthony Heller, Sruli Weinreb, Plazacorp Investments Limited, an Ontario corporation (“Plazacorp”), Helmsquire Holdings Limited, an Onatrio corporation (“Helmsquire”), and KW Capital Partners Ltd., an Ontario corporation (“KW Capital,” and together with Mr. Heller, Mr. Weinreb, Plazacorp, and Helmsquire the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference. Plazacorp is the record and direct beneficial owner of 2,862,205 of the Common Shares covered by this Schedule 13D, and KW Capital is the record and direct beneficial owner of 8,687,709 of the Common Shares covered by this Schedule 13D. Mr. Heller is the sole owner of Plazacorp. Messrs. Heller and Weinreb share voting and dispositive power over the Common Shares held by Plazacorp and may be deemed to beneficially own the Common Shares held by Plazacorp. KW Capital is a wholly-owned subsidiary of Helmsquire, and as such, Helmsquire may be deemed to beneficially own the Commons Shares held by KW Capital. Mr. Heller is the sole owner of Helmsquire. Messrs. Heller and Weinreb share voting and dispositive power over the Common Shares held by KW Capital and may be deemed to beneficially own the Common Shares held by KW Capital.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b) The principal business address of each of the Reporting Persons is 10 Wanless Ave, Suite 201 Toronto On, Canada.

(c) The principal business of each of Plazacorp, Helmsquire and KW Capital is investments. The principal occupation of Mr. Heller is owning and operating Plazacorp and Helmsquire. The principal occupation of Mr. Weinreb is finance.

(d) and (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) The place of organization of Plazacorp, Helmsquire and KW Capital is listed in paragraph (a) of this Item 2. Messrs. Heller and Weinreb are citizens of Canada.

Item 3. Source and Amount of Funds or other Consideration

On September 24, 2018, each of Plazacorp and KW Capital entered into a series of letter agreements with the Issuer (the “Letter Agreements”), pursuant to which each of Plazacorp and KW Capital agreed to convert its outstanding convertible debentures into Common Shares and to cancel its outstanding warrants to purchase Common Shares upon the Issuer’s consummation of a bridge financing, pursuant to which the Issuer will borrow up to $500,000 in exchange for issuance of promissory notes, warrants and Common Shares (the “Bridge Financing”). On February 27, 2019, the Bridge Financing was consummated. As a result, the convertible debentures held by each of Plazacorp and KW Capital were converted into 2,785,070 and 8,370,614 Common Shares, respectively, and the warrants to purchase Common Shares held by each of Plazacorp and KW Capital were canceled.

On February 27, 2019, KW Capital and the Issuer entered into an agreement (the “Consulting Agreement”), pursuant to which KW Capital and the Issuer agreed to exchange $100,000 in fees owed to KW Capital for 317,095 Common Shares.

Item 4. Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Common Shares of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Shares of the Issuer or disposal of some or all of the Common Shares of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or shareholders concerning, among other things, the Issuer’s performance, the market price of the shares of the Issuer’s stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions and other issues for the betterment of the Issuer. The Reporting Persons may have future discussion with the Issuer’s management and board of directors covering a broad range of subjects relative to performance, strategic direction, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Plazacorp is the record and direct beneficial owner of 2,862,205 of the Common Shares covered by this Schedule 13D, and KW Capital is the record and direct beneficial owner of 8,687,709 of the Common Shares covered by this Schedule 13D. Mr. Heller is the sole owner of Plazacorp. Messrs. Heller and Weinreb share voting and dispositive power over the Common Shares held by Plazacorp and may be deemed to beneficially own the Common Shares held by Plazacorp. KW Capital is a wholly-owned subsidiary of Helmsquire, and as such, Helmsquire may be deemed to beneficially own the Common Shares held by KW Capital. Mr. Heller is the sole owner of Helmsquire. Messrs. Heller and Weinreb share voting and dispositive power over the Common Shares held by KW Capital and may be deemed to beneficially own the Common Shares held by KW Capital.

(c) There were no transactions in the Common Shares that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 24, 2018, each of Plazacorp and KW Capital entered into the Letter Agreements, pursuant to which each of Plazacorp and KW Capital agreed to convert its outstanding convertible debentures into Common Shares and cancel its outstanding warrants to purchase Common Shares upon the Issuer’s consummation of the Bridge Financing. On February 27, 2019, the Bridge Financing was consummated. As a result, the convertible debentures held by each of Plazacorp and KW Capital were converted into 2,785,070 and 8,370,614 Common Shares, respectively, and the warrants to purchase Common Shares held by each of Plazacorp and KW Capital were canceled.

On February 27, 2019, KW Capital and the Issuer entered into the Consulting Agreement, pursuant to which KW Capital and the Issuer agreed to exchange $100,000 in fees owed to KW Capital for 317,095 Common Shares.

The foregoing description of the Letter Agreements and the Consulting Agreement is qualified in its entirety by reference to the Letter Agreements, copies of which are filed as Exhibits 99.1 and 99.2 and are incorporated by reference herein, and the Consulting Agreement, a copy of which is filed as Exhibit 99.3 and is incorporated by reference herein.

Except as otherwise described herein, none of the Reporting Persons have any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Common Shares or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Letter Agreement dated September 24, 2018 re Note and Warrant Purchase Agreement dated November 14, 2016
99.2	Letter Agreement dated September 24, 2018 re Subscription Agreement dated January 31, 2018
99.3	Agreement, dated February 27, 2019, between the Issuer and KW Capital Partners Ltd. (incorporated by reference to the Exhibit 4.56 to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2019).
99.4	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2020

SRULI WEINREB

/s/ Sruli Weinreb

ANTHONY HELLER

/s/ Anthony Heller

PLAZACORP INVESTMENTS LIMITED

By:	/s/ Anthony Heller
Name:	Anthony Heller
Title:	President

HELMSQUIRE HOLDINGS LIMITED

By:	/s/ Anthony Heller
Name:	Anthony Heller
Title:	President

KW CAPITAL PARTNERS LTD.

By:	/s/ Sruli Weinreb
Name:	Sruli Weinreb
Title:	President